

Mail Stop 4631

September 11, 2009

Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

> **Re: Westlake Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 001-32260**

Dear Mr. Bender:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief